HARD CREEK NICKEL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS - PERIOD ENDING SEPT 30, 2008

1.1 Date

The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the "Company") is for the quarter ending September 30, 2008 and includes information up to October 28, 2008 (the "Report Date"). The MD&A should be read in conjunction with the Company's audited financial statements and related notes to the financial statements for the period ended December 31, 2007, and the unaudited statements dated September 30, 2008. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance

The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 30,544 hectares. During 2007, the Company completed 24,600 metres of drilling, the largest drill program in the history of the Company, and expended approximately $8.77 million on the project, before mining tax credits of $1.57 million.

The Company budgeted approximately $4.6 million towards the 2008 exploration program. During the nine months ended September 30, 2008, the Company incurred $3,663,116 for exploration and development expenses which included geological and drilling services, on-going metallurgical testwork, resource update, sample analysis of 2007 and 2008 drill core, re-analysis of pre-2005 drill core sections, petrographic studies, environmental consulting, and First Nations discussions.

In addition to the Turnagain property, the Company holds several additional areas of interest in the Liard Mining Division including the Green, Cot, Lunar, Bobner, Lime 1, Lime 2 and Dease Lime Claims.

No work will be conducted on the Green and Cot claims in 2008.

No work will be conducted on the Lunar claims in 2008.

Some prospecting work was conducted on the Bobner claims in Q3 2008. Assessment work will be filed for these claims to keep them in good standing. An additional area of 305 ha contiguous to the existing claim area was added in August 2008.

Some prospecting work was conducted on both the Lime 1 and 2 claims in Q3 2008. The Company has incurred $7,441 on these claims in 2008. Assessment work will be filed on the Lime 1 claims to keep them in good standing.

The Dease Lime Claims were obtained by staking on August 25, 2008. Initial prospecting on these claims will be conducted in 2009.

The Company also held by staking the Conuma and Nootka claims on Vancouver Island. After prospecting work completed during Q3 of 2008, both the Vancouver Island claims groups were allowed to lapse in October.

The Company relies on equity financings to fund its operations. There were 150,000 shares issued during the first nine months of 2008 for the exercise of stock options by a former director. At September 30, 2008, the Company's working capital was $6,327,953.

1.3 Selected Annual Information

	Dec 31 2005	Dec 31 2006 (as restated)	Dec 31 2007
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(890,690)	(1,534,578)	(2,852,726)
Net Income (Loss)	(1,106,868)[2]	(228,931)[3]	(1,778,211)[4]
Net Income (Loss) per share	($0.04)	($0.01)	($0.03)
Total Assets	11,157,371	17,530,128	33,846,521
Total Liabilities	313,856	288,542	1,827,125
Resource Properties abandoned or written off in year	0	0	68,158

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year is the general and administrative expense, which expense includes an estimated value of the stock options granted by the Company.
2 The Net loss in 2005 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.
3 The Net loss in 2006 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.
4 The Net loss in 2007 differs from the Loss due to an adjustment to reflect future income tax provision or recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During the third quarter of 2008, the Company incurred a net loss of $561,741 ($0.01 per share) compared to a net loss of $481,315 ($0.01 per share) in Q3 2007. The administrative expenses for Q3 2008 were $576,691, down from $664,164 in Q3 2007. Total administrative expenses include a non-cash expense intended to recognize the fair value of stock options granted and vested; these amounts were $67,832 and $213,532 in Q3 2008 and Q3 2007, respectively. Excluding these items, the Q3 2008 administrative expenses were $508,859, up from $450,632 in Q3 2007. Investor relations expenses in Q3 2008 were $168,671 (Q3 2007: $199,463), a decrease of $30,792 primarily from the reduction in attendance of trade and investment shows. Office and general expenses in Q3 2008 were $130,810 (Q3 2007: $73,143) an increase of $57,667 of which $57,000 represented the Toronto Stock Exchange listing fee. Consulting expenses for Q3 2008 were $30,594 (Q3 2007: $38,162) down $7,568. Legal and audit expenses in Q3 2008 were $75,988 (Q3 2007: $46,897), an increase of $29,091 primarily from the legal costs incurred for the Toronto Stock Exchange listing. Management fees for Q3 2008 were $33,000 (Q3 2007: $29,500) up $3,500. The Company incurred $11,742 in salaries and benefits expenses in Q3 2008 compared to $7,100 in Q3 2007. Travel and promotion expenses in Q3 2008 were $52,646 which was comparable to $54,007 in Q3 2007. Netting out amortization and stock based compensation, the total general and administrative expenses for Q3 2008 were approximately $170,000 per month compared to $150,000 per month in Q3 2007. During Q3 2008 the Company earned $14,950 (Q3 2007: $45,790), a decrease of $30,840 primarily from the reduction of cash invested in GIC's. During Q3 2008 there were no flow-through share renunciations and as a result future income tax recovery was $Nil (Q3 2007: $137,059).

Exploration - During the three months ended September 30, 2008, the Company incurred exploration expenses of $1,576,271, broken down as to $1,560,447 on the Turnagain property (Q3 2007: $3,150,473), $1,194 on the Lime claims (Q3 2007: $Nil) $6,779 on the Conuma claims (Q3 2007: $Nil) and $7,851 on the Nootka claims (Q3 2007: $Nil).

Metallurgical testwork continued towards refining the parameters necessary for projecting actual mill performance. The testwork being carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario was completed and a report on the results was received dated June 17, 2008. The XPS testwork consisted of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment.

SGS in Lakefield Ontario continued work on crushing, grinding, and abrasion testwork. A simulation summary on the suggested overall grinding circuit was provided by SGS on July 3, 2008. Additional work is being considered for finalizing the design parameters.

Additional hydrometallurgical testwork has also been completed at SGS under the direction of Dr. David Dreisinger with a draft summary letter report completed on June 22, 2008. The report outlines the simplified process design flowsheet which involves pressure leaching of the concentrate to dissolve copper, nickel and cobalt. It concludes that the hydrometallurgical testing on the two Hard Creek concentrates as provided has been highly successful. Dr. Dreisinger provided recommendations for the next steps in moving forward to develop the hydrometallurgical process. Decisions on when and if this work will take place will be made in the final quarter of 2008 after the completion of the G&T Laboratories testwork on producing a marketable concentrate and internal economic analysis have been run (Phase II Test Program).

Locked cycle and open cycle testwork of the Phase I Test Program at G&T Laboratories in Kamloops, B.C. has been completed. The optimum scoping test conditions have been determined. The locked cycle testing utilizing these conditions on the two major composites (A and B) and the open circuit testing on the first 16 variability composites has also been completed. An additional five low sulphur composites were collected and tested (Samples 17 to 21) A draft report from G&T on the Phase I Testwork has been received with completion of the final report anticipated in the first week of November 2008.

The objective of the present testwork at SGS and at G&T Laboratories is to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a marketable concentrate. This work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design.

The Phase II general testing scope and conditions such as an acid leach testing or a hydrometallurgical process will be considered by G&T Laboratories and Hard Creek pending the results of the Phase I study and economic analysis of the process design constraints and reagent dosages.

On June 17, 2008 a new resource estimate was completed by AMEC Americas Limited of Vancouver, B.C. The updated resource is a 45% increase in Measured resources and 14% increase in Indicated resources using all the new drill information from the 2007 exploration program. A total of 66,393 metres (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area. This total includes 16,533 metres of diamond drilling in 53 holes drilled in late 2007 which were not available for use in the 2007 resource estimate and results of a re-assay program on 4,317 samples completed in 2008.

Field work for the drilling program at the Turnagain camp was completed in early September 2008. The program was significantly smaller that the 2007 program with a total of 4,105 metres of diamond drilling in 15 holes. Four of these holes were drilled in the Cliff Zone area. One hole was adandoned in the Cliff Zone near the Turnagain River due to difficult overburden conditions.

One of the Horsetrail holes was drilled horizontal to test an area which has been selected as a potential adit site. An adit maybe required in 2009 to provide a bulk sample for future pilot plant testing. It also provided confirmation testing of the deposit geological model as well as valuable geotechnical information which will aid in developing future pit design parameters.

Another of the Horsetrail holes was drilled between the present proposed pit and the Turnagain River to provide hydrogeological and acid base accounting information which will be required as part of future environmental and pit design work. In addition, a similar shallow (30 metres) drill hole has been drilled at the southern end of the airstrip.

The Company is still waiting for assay results from this program from ACME Laboratories in Vancouver.

The Company's shares started trading on the TSX on September 19, 2008.

In September 2008, all outstanding lawsuits were settled by mutual release and mutual dismissal, no parties were required to pay any amount.

1.5 Summary of Quarterly Results - see attached table

1.6 Liquidity and 1.7 Capital Resources

At September 30, 2008, the Company had working capital of $6,327,953 plus restricted cash of $Nil (cash raised by the issuance of flow-through common shares and allocated for qualifying exploration expenditures) compared to working capital of $11,415,676 and restricted cash of $323,237 as at September 30, 2007. Accounts payable, accrued liabilities, and due to related party at September 30, 2008 were $494,649. The Company's budget for the exploration program of 2008 is approximately $4.6 million. As of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2008. The Company has yet to determine the 2009 Exploration program budget; excluding the 2009 exploration, the Company has sufficient operating funds for the next 24 months.

1.8 Off Balance sheet arrangements - N/A

1.9 Transactions with Related Parties

During the three months ended September 30, 2008, the Company incurred $74,500 in deferred exploration expenses with directors, officers, senior executives or companies controlled by them, as compared to $122,258 for Q3 2007. This decrease of $47,758 was primarily from the reduction in fees by two directors previously involved in analysis, modeling and metallurgy on the Turnagain property. The deferred exploration expenses relates to amounts paid to one director, one officer, and one senior executive of the Company, for planning, project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Stock-based compensation expenses of $29,901 relate to stock options granted and vested to directors during Q3 2008. Management fees aggregating $33,000 were paid during the three months ended September 30, 2008 to the Chief Financial Officer and the Corporate Secretary,

and increase of $3,500 or 12% over the same period of 2007. The increase in management fees relates to the increase in the work load of the day to day operations.

1.10 Fourth Quarter - N/A

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at September 30, 2008, the Company's financial statements reflect an asset "Deferred Exploration & Development Costs" with a balance of $25,562,681. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA.

Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

1.14 Financial Instruments and other Instruments

(a) Credit risk

The Company is exposed to credit risk on the cash held with its bank.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I banks. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The Company does not hold any non-bank asset backed commercial paper.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its capital, development and exploration expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

1.15 Other

Capital Management

The Company considers its capital structure to consist of capital stock and contributed surplus. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support its exploration, development and operations activities. Management reviews its capital management approach on an ongoing basis. There were no changes in the Company's approach to capital management during the nine months ended September 30, 2008. The Company is not subject to externally imposed capital requirements.

The Company's objectives in managing capital are to safeguard its ability to operate as a going concern. The Company currently has no debt. The Company expects to finance its current exploration activity and its general and administrative operations through cash balances held.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of September 30, 2008, the President and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting have been established as at September 30, 2008. There have been no changes in these controls during the third quarter of 2008 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.HardCreekNickel.com

(b) at September 30, 2008, the Company had 60,370,592 shares issued and outstanding. In addition, the Company had 5,540,000 stock options outstanding, with exercise prices ranging from $0.35 to $2.80, a weighted average exercise price of $1.05 and a weighted average life of 3.11 years and 2,719,802 warrants were outstanding, with an exercise price of $1.00 and a weighted average life of 0.64 years.

Summary of Share data at September 30, 2008
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,540,000	$1.05	3.11
Warrants	2,719,802	$1.00	0.64
Fully Diluted	68,630,394

1.5 SUMMARY OF QUARTERLY RESULTS

	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(434,337)	(773,495)	(674,270)	(664,164)	(740,797)	(362,493)	(433,322)	(561,741)
Net Income (loss)[5]	841,7481[6]	(658,773)	(496,566)	(481,315)	(141,557)[7]	(362,493)	(433,322)	(561,741)
Basic & diluted earnings (loss) per share	(.00)	(0.01)	(0.01)	(0.01)	(.00)	(.01)	(.01)	(.01)
Deferred Exploration Expense - British Columbia properties	1,498,478	418,348	1,894,678	2,822,869	1,974,663	551,245	1,535,600	1,576,271

[6] The Net Income in the fourth quarter of 2006 reflects a year end adjustment of $(1,271,950) to reflect future income tax recovery.
[7] The Net Income in the fourth quarter of 2007 reflects a year end adjustment of $(939,923) to reflect future income tax recovery.